EXHIBIT 5
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                       [GRAPHIC OMITTED][COMPANY LOGO]

                       HARVEST ENERGY TRUST - NEWS RELEASE
                           (HTE.UN - TSX; HTE - NYSE)

         HARVEST ENERGY TRUST ANNOUNCES DECEMBER 15TH, 2005 DISTRIBUTION
                   AND ADJUSTMENT TO EXCHANGEABLE SHARE RATIO


CALGARY, NOVEMBER 3, 2005 (TSX: HTE.UN; NYSE: HTE) - Harvest Energy Trust ("Harvest") today announces that a cash distribution of C$0.35 per trust unit will be paid on December 15th, 2005 to unitholders of record on November 22nd, 2005. Harvest trust units are expected to commence trading on an ex-distribution basis on November 18th, 2005. This distribution amount represents Distributable Cash earned in the month of November 2005.

Harvest also announces an increase to the Exchange Ratio of the Exchangeable Shares of Harvest Operations Corp. from 1.15394 to 1.16473. This increase will be effective on November 15th, 2005.

As part of the Plan of Arrangement with Storm Energy Ltd. which closed on June 30, 2004, Harvest Operations Corp. issued Exchangeable Shares which are exchangeable into trust units at a ratio that adjusts upward each month in lieu of distributions. The Exchangeable Shares are not publicly traded. Holders of Harvest Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at 310, 606 - 4th Street SW, Calgary, AB, T2P 1T1 (telephone: 403-233-2801).

Harvest Energy Trust is a Calgary based energy trust actively managed to maintain or increase cash flow per trust unit through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN" and on the New York Stock Exchange (NYSE) under the symbol "HTE". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and a recent corporate presentation.

INVESTOR & MEDIA CONTACTS:
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     JACOB ROORDA
      President              CORPORATE HEAD OFFICE:
                             Harvest Energy Trust
--------------------------   2100, 330 - 5th Avenue S.W.
      DAVID RAIN             Calgary, AB   Canada   T2P 0L4
 Vice President & CFO
                             PHONE: (403) 265-1178
--------------------------   TOLL FREE: (866) 666-1178
      CINDY GRAY             Fax: (403) 265-3490
  Investor Relations &       EMAIL:   information@harvestenergy.ca
 Communications Advisor      WEBSITE: www.harvestenergy.ca
  gray@harvestenergy.ca
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